Exhibit 1(b)


                         DESCRIPTION OF COMPANY CAPITAL STOCK


          GENERAL

               The authorized capital stock of the Company, as of the Effective Time of the Mergers, will consist of 500,000,000 shares of Common Stock, without par value, and 50,000,000 shares of preference stock, $25 par value per share ("Company Preference Stock"). The description of the material aspects of the Company capital stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the Company Restated Articles of Incorporation and Bylaws, as well as by applicable statutory or other law. Upon issuance and delivery of the shares of Company Common Stock offered hereby, such shares will be fully paid and nonassessable.

          COMPANY COMMON STOCK

               Voting. Each holder of Company Common Stock will be entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders and to cumulate such votes in all elections of directors.

               Dividends. The holders of Company Common Stock will be entitled to receive dividends when and as declared by the Company Board, subject to any rights of holders of any preference stock of the Company. The Company's ability to pay dividends depends primarily upon the ability of its subsidiaries to pay dividends or otherwise transfer funds to it. The articles of incorporation, certain mortgages and other agreements, as supplemented, of TU Electric, SESCO and Texas Utilities Australia Pty. Ltd., TUC's electric utility subsidiaries, contain provisions which under certain conditions, will restrict the ability of these subsidiaries of TUC to transfer funds to TUC in the form of cash dividends, which could likewise restrict the amount of funds TUC could transfer to the Company. Similar restrictions may arise under certain financings and the Restated Articles of Incorporation of ENSERCH. Provisions in the Company Restated Articles of Incorporation also will preclude the payment of dividends on Company Common Stock if there is any arrearage in the payment of dividends on the Company Preference Stock.

               Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock will be entitled to receive the remaining assets after payment to the holders of Company Preference Stock of the preferential amounts to which they are entitled.

               Preemptive Rights. Holders of Company Common Stock will not be entitled, as a matter of right, to subscribe for, purchase or receive any new or additional issue of Company capital stock or securities convertible to capital stock of the Company.

               Listing and Transfer Agent. The Company Common Stock will be listed on the NYSE, and may be listed on other stock exchanges. The transfer agent and registrar for the Company Common Stock will be Texas Utilities Shareholder Services, Dallas, Texas, through a subsidiary of TUC.

          COMPANY PREFERENCE STOCK

               The holders of Company Preference Stock will not be accorded voting rights, except that, when dividends thereon are in default in an amount equivalent to four full quarterly dividends, the holders of the preference stock will be entitled to vote for the election of one-third of the Company Board or two directors, whichever is greater, and, when dividends are in default in an amount equivalent to eight full quarterly dividends, to vote for the election of the smallest number of directors necessary so that a majority of the full Company Board shall have been elected by the holders of Company Preference Stock. The Company must also secure the approval of the holders of two-thirds of the outstanding shares of Company Preference Stock prior to effecting various changes in its capital structure. The Company Board will be authorized to divide any preference stock issued by the Company into series and, within the limitations set forth in the Company Restated Articles of Incorporation or prescribed by law, to fix and determine the relative rights and preferences of the shares of any series so established. Such rights and preferences include the maximum number of shares in a series, preferences as to dividends and upon liquidation, dividend rates, redemption prices and terms, sinking fund provisions, conversion rights, restrictions on the creation of indebtedness of the Company or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series and any other rights or preferences in which the TBCA permits variations between different series of preferred stock. There will not be any Company Preference Stock outstanding at the Effective Time of the Mergers.